EXHIBIT 99.1

Asx Announcement

(ASX: NVX)

NOVONIX Announces Drawdown of Additional Tranche of Convertible Debentures

Chattanooga, TN (USA), 28 October 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company announces that mutual agreement has been reached between NOVONIX and YA II PN, Ltd, an affiliate of Yorkville Advisors Global, LP (“Yorkville”) to draw down the additional tranche of US$40,000,000 (US$38,000,000, net of a 5% discount to the face value) (the “Additional Tranche”) convertible debentures that were approved by shareholders at the Extraordinary General Meeting held on 8 September 2025.

Funding

As announced on 24 July 2025, NOVONIX entered into a definitive Funding Agreement with Yorkville for funding of up to US$57,000,000, with an Additional Tranche of up to US$38,000,000 available to be drawn by mutual agreement between the parties. The total funding was provided in exchange for the issue of up to US$100,000,000 of unsecured convertible debentures to Yorkville.

Both the first and second drawdowns, totalling US$57,000,000 (with an aggregate face value of US$60,000,000) have been fully drawn.

The Additional Tranche of US$38,000,000 is expected to be completed in the coming days.

Further details of the material terms of the Funding Agreement are contained in the Company’s announcement dated 24 July 2025 titled ‘NOVONIX Announces Entry into Funding Agreement with Yorkville Advisors Global, LP’.

This announcement has been authorized for release by Ron Edmonds, Chairman.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate.

Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this report include, among others, statements we make regarding our progress and timing of meeting our target production capacity and scaling and commencement of commercial production at our Riverside facility, production and shipping timelines, the increasing demand of customers, potential future offtake and other agreements, the impacts of economic uncertainty, tariffs, and other legislation on our timely achievement of targets and customer milestones, our ability to obtain or maintain and benefit from additional government funding and other support, our expectations of the benefit of the antidumping ruling and tariffs imposed on China, improving and growing our battery testing equipment and research and development services business, our continued investment in and efforts to commercialize our cathode synthesis technology, our receipt of future proceeds from the convertible debentures offering, and our efforts to help localize the battery supply chain for critical materials and play a leading role in the transition to cleaner energy solutions.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, our needs and access for additional financing, the impact of government support, our ability to develop and commercialize our cathode process and materials, yields and costs and without substantial delays or operational problems, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this report. Accordingly, recipients of this report should not place undue reliance on forward-looking statements. Any forward-looking statement in this report is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com